UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

BBB Foods Inc.
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

G0896C103
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAME OF REPORTING PERSON
QS 3B, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
12,954,645(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
12,954,645(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,954,645

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.1%(2)

12	TYPE OF REPORTING PERSON
CO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 12,954,645 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS BBB Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
13,107,000(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
13,107,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,107,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.3%(2)

12	TYPE OF REPORTING PERSON
CO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 13,107,000 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS T3B Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
6,822,414 (1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
6,822,414 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,822,414

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.0%(2)

12	TYPE OF REPORTING PERSON
CO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 6,822,414 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS Direct SI 2 S.C.A., SICAR, in liquidation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
508,716(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
508,716(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,716

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(2)

12	TYPE OF REPORTING PERSON
PN

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 508,716 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
32,884,059(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
32,884,059(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,884,059

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
45.9%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 32,884,059 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS Direct SI 2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
508,716(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
508,716(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
508,716

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 508,716 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
Quilvest Capital Partners SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
33,392,775(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
33,392,775(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,392,775

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
46.3%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 33,392,775 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
QS Finance Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
32,884,059(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
32,884,059(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,884,059

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
45.9%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 32,884,059 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
BC Europe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
32,884,059(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
32,884,059(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,884,059

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
45.9%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 32,884,059 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

1	NAME OF REPORTING PERSON
Bemberg Capital

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
33,392,775(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
33,392,775(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,392,775

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
46.3%(2)

12	TYPE OF REPORTING PERSON
OO

________________________
(1)
Based on the number of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.

(2)
Based on (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) 33,392,775 of the Issuer’s Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

Item 1.
	(a)	Name of Issuer:

BBB Foods Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

BBB Foods Inc. Rio Danubio 51, Piso 2 Mexico City 06500, Mexico

Item 2.
	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

QS 3B, Inc. Craigmuir Chambers, Road Town, Tortola, British Virgin Islands Citizenship: British Virgin Islands

QS BBB Inc. Craigmuir Chambers, Road Town, Tortola, British Virgin Islands Citizenship: British Virgin Islands
QS T3B, Inc. Craigmuir Chambers, Road Town, Tortola, British Virgin Islands Citizenship: British Virgin Islands

QS Direct SI 2 SCA SICAR, in liquidation
22, rue des Bruyères
L - 1274 Howald
Citizenship: Luxembourg

QS Management Ltd.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS Direct SI 2 22, rue des Bruyères L - 1274 Howald Citizenship: Luxembourg Quilvest Capital Partners SA 9 allée Scheffer, L-2520 Luxembourg Citizenship: Luxembourg
QS Finance Ltd. Craigmuir Chambers, Road Town, Tortola, British Virgin Islands Citizenship: British Virgin Islands
BC Europe 9 allée Scheffer, L-2520 Luxembourg Citizenship: Luxembourg
Bemberg Capital 9 allée Scheffer, L-2520 Luxembourg Citizenship: Luxembourg

	(d)	Title of Class of Securities:

Class A common shares, par value $0.01 per share (“Class A Common Shares”)

	(e)	CUSIP Number:

G0896C103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
As of the close of business on September 30, 2024, the reporting persons beneficially owned an aggregate of 33,392,775 of the Issuer’s Class C Common Shares, par value $0.01 per share (“Class C Common Shares”). Each of the Issuer’s Class C Common Shares is automatically convertible, under certain circumstances, into one of the Issuer’s Class A Common Shares. Specifically, as of the close of business on September 30, 2024:
(i)	QS 3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (“QS 3B”), beneficially owned 12,954,645 of the Issuer’s Class C Common Shares;
(ii)	QS BBB Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (“QS BBB”), beneficially owned 13,107,000 of the Issuer’s Class C Common Shares;
(iii)
QS T3B, Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (“QS T3B”), beneficially owned 6,822,414 of the Issuer’s Class C Common Shares, which together with the Issuer’s Class C Common Shares beneficially owned by QS 3B and QS BBB represented 32,884,059 of the Issuer’s Class C Common Shares; and

(iv)
QS Direct SI 2 S.C.A., SICAR, in liquidation, a Luxembourg investment company in risk capital in the form of a Société en Commandite par Actions (“QSD”), beneficially owned 508,716 of the Issuer’s Class C Common Shares.

QS Management Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands (“QS Management”), is the investment adviser to QS 3B, QS BBB and QS T3B and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB and QS T3B.
QS Direct SI 2, a Luxembourg Société à responsabilité limitée (“QSD SI”), is the general partner and the liquidator of QSD and may be deemed to have shared voting control and investment discretion over securities owned by QSD.
Quilvest Capital Partners SA, a Luxembourg Société Anonyme (“QCP SA”), is the owner of all outstanding shares of QS Management and QS Direct SI 2 and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB, QS T3B and QSD.
QS Finance Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands (“QS Finance”), is the owner of all outstanding Class C shares of each of QS 3B, QS BBB and QS T3B and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB and QS T3B.
BC Europe, a Luxembourg Société Anonyme (“BCE”), is the owner of all outstanding shares of QS Finance and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB and QS T3B.
Bemberg Capital, a Luxembourg Société Anonyme (“Bemberg Capital”), is the owner of all outstanding shares of each of QCP SA and BC Europe and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B, QS BBB, QS T3B, and QSD.
The foregoing should not be construed in and of itself as an admission by QS Management, QSD SI, QCP SA, QS Finance, BCE Europe or Bemberg Capital as to beneficial ownership of the securities owned by QS 3B, QS BBB, QS T3B or QSD, as the case may be.
(b) Percent of Class:
As of the close of business on September 30, 2024, QS 3B may be deemed to have beneficially owned 12,954,645 of the Issuer’s Class A Common Shares or 25.1% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
As of the close of business on September 30, 2024, QS BBB may be deemed to have beneficially owned 13,107,000 of the Issuer’s Class A Common Shares or 25.3% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
As of the close of business on September 30, 2024, QS T3B may be deemed to have beneficially owned 6,822,414 of the Issuer’s Class A Common Shares or 15.0% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
As of the close of business on September 30, 2024, QS Management, QS Finance and BC Europe each may be deemed to have beneficially owned 32,884,059 of the Issuer’s Class A Common Shares or 45.9% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
As of the close of business on September 30, 2024, QCP SA and Bemberg Capital each may be deemed to have beneficially owned 33,392,775 of the Issuer’s Class A Common Shares or 46.3% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
As of the close of business on September 30, 2024, QSD SI may be deemed to have beneficially owned 508,716 of the Issuer’s Class A Common Shares or 1.3% of the Issuer’s Class A Common Shares outstanding (see Item 4(a) above).
The above percentages are based on (a) the number of the Issuer’s Class C Common Shares beneficially owned by each reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation; divided by (b) (x) 38,709,677 of the Issuer’s Class A Common Shares outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed on April 30, 2024, plus (y) the number of the Issuer’s Class C Common Shares beneficially owned by such reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
-0-
(ii)	Shared power to vote or to direct the vote All shares beneficially owned by such person as described in Item 4(b) above
(iii)	Sole power to dispose or to direct the disposition of
-0-
(iv)	Shared power to dispose or to direct the disposition of All shares beneficially owned by such person as described in Item 4(b) above
Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit I.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 7, 2024, by and among QS 3B, Inc., QS BBB Inc., QS T3B, Inc., QS Direct SI 2 S.C.A., SICAR, in liquidation, QS Management Ltd., QS Direct SI 2, Quilvest Capital Partners SA, QS Finance Ltd., BC Europe and Bemberg Capital.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 7, 2024
QS 3B, Inc.

By: /s/ Rémi Massé
Name: Rémi Massé Title: Director By : /s/ Jean-Francois Le Ruyet Name : Jean-Francois Le Ruyet Title : Director
QS BBB Inc.

By: /s/ Rémi Massé
Name: Rémi Massé Title: Director By : /s/ Jean-Francois Le Ruyet Name : Jean-Francois Le Ruyet Title : Director
QS T3B, Inc.

By: /s/ Rémi Massé
Name: Rémi Massé Title: Director By: /s/ Jean-Francois Le Ruyet Name: Jean-Francois Le Ruyet Title : Director
QS Direct SI 2 S.C.A. SICAR, in liquidation

By: /s/ Rosalie Bacou
Name: Rosalie Bacou Title: Permanent representative of QS Direct SI 2, itself acting as liquidator
QS Management Ltd.

By: /s/ Rémi Massé
Name: Rémi Massé Title: Director By : /s/ Jean-Francois Le Ruyet Name: Jean-Francois Le Ruyet Title: Director
QS Direct SI

By: /s/ Rosalie Bacou_____________________________________
Name: Rosalie Bacou Title: Manager
Quilvest Capital Partners SA

By: /s/ Alexis Meffre
Name: Alexis Meffre Title: CEO
QS Finance Ltd.

By: /s/ Rémi Massé
Name: Rémi Massé Title: Director By: /s/ Jean-Francois Le Ruyet Name: Jean-Francois Le Ruyet Title : Director
BC Europe

By: /s/ Adrien de Boisanger Name: Adrien de Boisanger Title: Director By: /s/Olga Ovcharova
Name: Olga Ovcharova Title: Director
Bemberg Capital

By: /s/ Adrien de Boisanger
Name: Adrien de Boisanger Title: Executive Chairman